06005533

ES
GE COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASHINGTON DC SECTION
209

SEC FILE NUMBER
8- 25374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McGinn, Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
99 Pine Street, 5th Floor
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith, President (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse (City) New York (State) 13202 (Zip Code)

PROCESSED
JAN 04 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McGinn, Smith & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CAROLYN GRACEY
Notary Public, State of New York
No. 01GR6037988
Qualified in Rensselaer County
Commission Expires March 6, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

Board of Directors
McGinn, Smith & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McGinn, Smith & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of McGinn, Smith & Co., Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated February 17, 2006.

Board of Directors
McGinn, Smith & Co., Inc.
February 17, 2006

Page Three

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

Net Capital Computations

The Company's Net Capital Computation at December 31, 2005 required adjustments for corporate tax liabilities and other liabilities. We recommend the Company monitor its recording of accrued liabilities, so that the Company's calculation of net capital is accurate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 17, 2006

McGINN, SMITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

McGINN, SMITH & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying statement of financial condition of **McGINN, SMITH & CO., INC. (a New York corporation)** as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGinn, Smith & Co., Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 17, 2006

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 1,129,045	$ 473,459
Marketable Securities	34,256	1,119,368
Not Readily Marketable Investments, at Estimated Fair Market Value	70,057	121,001
Receivables – Clearing Agent and Other	646,237	709,096
Advances Due From Employees	393,527	240,037
Notes Receivable – Affiliates	493,164	570,038
Property, Equipment, and Software – Net	431,049	502,986
Prepaid Expenses and Deposits	383,808	55,285
TOTAL ASSETS	$ 3,581,143	$ 3,791,270

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES		
Note Payable	$ 82,225	$ 82,225
Accounts Payable and Accrued Expenses	75,913	136,019
Incentive Savings Plan Liability	58,675	21,678
Commissions Payable to Brokers	133,496	394,029
Dividends Payable	50,302	46,367
Payable to Affiliate	-	113,000
Income Taxes Payable		
Current	170,429	41,000
Deferred	355,300	345,600
TOTAL LIABILITIES	926,340	1,179,918
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred Stock – 1987 Series - $100 Par Value – 30,000 Shares Authorized, 28,415 Shares Issued, 25,962 and 25,982 Shares Outstanding in 2005 and 2004, Respectively	2,841,500	2,841,500
Preferred Stock – 1992 Series - $100 Par Value – 7,500 Shares Authorized and Issued, No Shares Outstanding	750,000	750,000
Common Stock - $.01 Par Value – 2,000,000 Shares Authorized – 1,000,000 Shares Issued and Outstanding	10,000	10,000
Additional Paid in Capital	1,183	1,183
Retained Earnings	47,420	1,969
	3,650,103	3,604,652
Less: Preferred Stock in Treasury – At Cost:		
1987 Series – 2,453 and 2,433 Shares at December 31, 2005 and 2004, Respectively	245,300	243,300
1992 Series – 7,500 Shares	750,000	750,000
TOTAL STOCKHOLDERS' EQUITY	2,654,803	2,611,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,581,143	$ 3,791,270

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 2,993,339	$ 4,077,371
Investment Banking	2,802,963	2,785,486
Advisory Fees	1,539,786	259,385
Interest and Dividends	225,021	182,786
Gain (Loss) on Securities – Net	(21,849)	518,100
TOTAL REVENUES	7,539,260	7,823,128
EXPENSES		
Employee Compensation and Benefits	3,937,825	4,140,469
Commissions and Floor Brokerage	956,216	1,086,430
Communications	471,384	363,656
Interest	45,538	15,264
Fees and Permits	89,833	69,432
Other Operating Expenses	1,607,309	1,402,731
TOTAL EXPENSES	7,108,105	7,077,982
INCOME BEFORE TAXES	431,155	745,146
PROVISION FOR INCOME TAXES	189,316	300,473
NET INCOME	$ 241,839	$ 444,673

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital Stock					Treasury Stock		
	1987 Series Preferred	1992 Series Preferred	Common	Additional Paid-In Capital	Retained Earnings (Deficit)	1987 Series Preferred	1992 Series Preferred	Total Stockholders' Equity
BALANCE – JANUARY 1, 2004	$ 2,841,500	$ 750,000	$ 10,000	$ 1,183	$(257,293)	$(211,700)	$(750,000)	$ 2,383,690
Dividends	-	-	-	-	(185,411)	-	-	(185,411)
(Purchase) Sale of Preferred Stock – Net	-	-	-	-	-	(31,600)	-	(31,600)
Net Income	-	-	-	-	444,673	-	-	444,673
BALANCE – DECEMBER 31, 2004	2,841,500	750,000	10,000	1,183	1,969	(243,300)	(750,000)	2,611,352
Dividends	-	-	-	-	(196,388)	-	-	(196,388)
(Purchase) Sale of Preferred Stock – Net	-	-	-	-	-	(2,000)	-	(2,000)
Net Income	-	-	-	-	241,839	-	-	241,839
BALANCE – DECEMBER 31, 2005	$ 2,841,500	$ 750,000	$ 10,000	$ 1,183	$ 47,420	$(245,300)	$(750,000)	$ 2,654,803

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows From Operating Activities:		
Net Income	$ 241,839	$ 444,673
Adjustments to Reconcile Net Income to Net Cash Provided (Used in) by Operating Activities:		
Depreciation and Amortization	114,787	106,723
Deferred Income Taxes	9,700	245,800
Changes in Operating Assets and Liabilities:		
Marketable Securities	1,085,112	(506,732)
Not Readily Marketable Investments	50,944	19,818
Receivables – Clearing Agent and Other	62,859	(449,285)
Prepaid Expenses and Deposits	(328,523)	7,565
Accounts Payable and Accrued Expenses	(60,106)	71,383
Incentive Savings Plan Liability	36,997	(3,057)
Commissions Payable to Brokers	(260,533)	54,718
Income Taxes Payable – Current	129,429	(208,100)
Total Adjustments	840,666	(661,167)
Net Cash Provided by (Used in) Operating Activities	$ 1,082,505	$(216,494)

The Notes to Financial Statements are an integral part of this statement.

(continued on the following page)

McGINN, SMITH & CO., INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows From Investing Activities:		
Purchases of Property, Equipment, and Software	$(42,850)	$(228,959)
Loans Received From (Made to) Affiliates	76,874	27,227
Repayment From (Advance to) Employees	(153,490)	(51,225)
Repayment To (Advance from) Loans Made to Affiliates	(113,000)	113,000
Cash Used in Investing Activities	(232,466)	(139,957)
Cash Flows From Financing Activities:		
Dividends Paid	(192,453)	(185,068)
Purchase of 1987 Series Preferred Treasury Stock	(2,000)	(31,600)
Net Cash Used in Financing Activities	(194,453)	(216,668)
Net Increase (Decrease) in Cash and Cash Equivalents	655,586	(573,119)
Cash – Beginning of Year	473,459	1,046,578
Cash – End of Year	$ 1,129,045	$ 473,459
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest	$ 45,538	$ 15,264
Corporate Income Taxes	40,040	272,820

The Notes to Financial Statements are an integral part of this statement.

McGINN, SMITH & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – McGinn, Smith & Co., Inc. (Company), a corporation organized in the state of New York during September 1980, is engaged in the securities and investment brokerage business in Albany and New York City, New York. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." The Company maintains its records for income tax reporting purposes on the cash basis. Transactions in securities are recorded on a trade date basis for financial statements and tax purposes. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Bear Stearns Securities Corp. (Bear), National Financial Services, LLC (NFS), and Penson Financial Services, Inc. (Penson) on a fully disclosed basis. The Company's agreement with Bear, NFS, and Penson provides that as clearing broker, Bear, NFS and Penson will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Bear, NFS and Penson. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management. The resulting difference between cost and market is included in income as an unrealized investment gain or loss. At December 31, 2005 the cost of marketable securities exceeded the market value of marketable securities by $239. At December 31, 2004 the market value of marketable securities exceeded cost by $774,115. The Company's gain (loss) on marketable securities is comprised of both realized and unrealized gains and losses.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. At December 31, 2005 and 2004, no allowance was deemed necessary by management.

Property, Equipment, and Software – Purchases of Property, Equipment, and Software are recorded at cost. Depreciation and amortization is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation and amortization expense totaled $114,787 and $106,723 for the years ended December 31, 2005 and 2004, respectively.

Property, Equipment, and Software are comprised of the following at December 31:

	2005	2004
Leasehold Improvements	$ 52,065	$ 52,065
Equipment	725,478	682,628
Software	300,000	300,000
	1,077,543	1,034,693
Less: Accumulated Depreciation	646,494	531,707
	$ 431,049	$ 502,986

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences caused by filing tax returns on the cash basis. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications – Certain 2004 items have been reclassified to conform to the 2005 method of presentation.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company owned limited partnership interests, common stock, and other investments for which a ready market did not exist during the years ended December 31, 2005 and 2004. These investments, which were valued at their estimated fair value, which is determined by the Company's management, or by available market information, totaled $70,057 and $121,001 at December 31, 2005 and 2004, respectively.

NOTE 3 – AFFILIATE RECEIVABLES AND PAYABLES

The Company has notes receivable from an affiliate, M & S Partners, which bear interest at 6%, and totaled $493,164 and $570,038 at December 31, 2005 and 2004, respectively.

At December 31, 2004, the Company had a $113,000 payable to an affiliate, which was repaid during January, 2005.

NOTE 4 – NOTE PAYABLE

The Company has a $82,225 note payable to an individual, which requires monthly payments of $1,985 through August 2006, including interest at 7%. The Company is currently involved in a lawsuit filed by the note holder and has offsetting claims against the note holder. Accordingly, no payments were made during 2005.

NOTE 5 – INCOME TAXES

The Company's provisions (benefit) for income taxes is comprised of the following for the years ended December 31:

	2005	2004
Current	$ 179,616	$ 54,673
Deferred	9,700	245,800
	$ 189,316	$ 300,473

NOTE 5 – INCOME TAXES (CONTINUED)

At December 31, 2005 and 2004, deferred tax liabilities recognized for taxable temporary differences totaled $434,800 and $555,700, respectively. Deferred tax assets recognized for deductible temporary differences totaled $79,500 and $210,100, respectively. No deferred tax valuation allowance was deemed necessary by management.

The actual tax expense for 2005 and 2004 differs from the "expected tax expense (computed by applying the federal statutory tax rate of thirty-four percent to income before taxes) as a result of the net effect of federal surtax exemptions, tax-exempt income, non-deductible items, and the impact of state income taxes.

NOTE 6 – INCENTIVE SAVINGS PLAN

The Company maintains a 401(k) plan for the benefit of substantially all of its full time employees who are at least twenty-one years of age and have had at least one year of service. The plan is based on a voluntary salary reduction by employees. The Company amended it's plan for 2005, to apply the safe harbor calculation, where the Company will match one hundred percent of each participant's plan contributions, up to a maximum of three percent of allowable compensation, and fifty percent of each participant's plan contributions, up to a maximum of an additional two per cent of allowable compensation. The previous plan had the Company matching up to sixty percent of each participant's plan contributions, up to a maximum of five percent of allowable compensation, not to exceed $3,500 per employee per year. The Company can also make discretionary contributions to the plan. Plan expense for the years ended December 31, 2005 and 2004 was $58,675 and $21,678, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has a lease for its Albany location, (formerly with a related party), which expires in July 2013, for the use of office space with additional charges for common area maintenance. The Company's minimum annual lease obligation is approximately $90,000 and increases to approximately $103,000 per year in 2007. Additional rent is provided for certain cost escalations.

The Company has a lease for its New York City location which expires in November 2009. The Company's minimum annual lease obligation is approximately $288,000, and increases to approximately $310,000 per year in 2006. At December 31, 2004, the Company had an outstanding letter of credit for $88,602 with its New York City landlord, in lieu of a security deposit for the same amount.

NOTE 7 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has a lease for its Clifton Park location which requires monthly payments of $4,716 through June 2009.

Rent expense was $521,629 and $433,444 for the years ended December 31, 2005 and 2004, respectively.

The Company is a Trustee of numerous contract certificate trusts, whose assets aggregate approximately $5,800,000 at December 31, 2005.

The Company is currently a party to an arbitration proceeding and a lawsuit, arising in the normal course of business, whereby damages are being sought by said claimants. The Company believes it has meritorious defense to these claims and intends to vigorously defend its position. Accordingly, no provisions for losses, if any, are included in the financial statements. However, no assurances can be given as to the outcome of these proceedings.

NOTE 8 – PREFERRED STOCK

1987 Series

Dividends on 1987 Series Preferred Stock are cumulative and are determined by applying the applicable rate to the par value of outstanding shares times the number of days the shares are outstanding divided by 365 days. The rate is determined by the Company's Board of Directors on or about April 1 of each year to cover the period from April 1 through the following March 31. The rate is determined by adding three and one-half percentage points to the yield of seven year United States Treasury obligations in effect on March 15 of the applicable year. The rate used to calculate dividends on outstanding shares of Preferred Stock for the period April 1, 2004 through March 31, 2005, was 7.10%, and for the period April 1, 2005 through March 31, 2006, was 7.75%.

NOTE 8 – PREFERRED STOCK (CONTINUED)

Preferred shares are redeemable in whole or in part at the election of the Board of Directors on thirty days written notice at a price equal to $100 per share plus accrued but unpaid dividends. If the Board of Directors elects to redeem less than one hundred percent of outstanding Preferred Stock, the redemption will be pro-rated among holders of the outstanding Preferred Stock. Preferred stockholders have the right to require the Company to repurchase shares on ninety days written notice to the Company at a price equal to the par value of those shares plus accrued but unpaid dividends. The Company's obligation to repurchase Preferred Stock is limited to twenty-five percent of the originally issued and outstanding preferred shares. The Company is prohibited from repurchasing shares of Preferred Stock and distributing dividends, and the Preferred stockholders are prohibited from demanding such payments, if such a withdrawal would cause the Company to violate its net capital requirements and its legal capital requirements.

The Company had purchases of treasury stock which totaled $2,000 and $31,600 in 2005 and 2004, respectively.

NOTE 9 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $100,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $715,226 and $629,493 as of December 31, 2005 and 2004, respectively. The Company's net capital ratio was approximately .80 to 1 and 1.33 to 1 at December 31, 2005 and 2004, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2005 and 2004. The Company provides investment banking and management services to affiliates. A summary of the related party transactions, by category, are as follows as of, and for the years ending December 31:

	2005	2004
Interest and Dividend Income	$ 34,047	$ 31,773
Advisory Fees, Commissions, and Other Income	1,296,963	1,453,880
Receivables – Other	384,844	132,960
Notes Receivable – Affiliates	493,164	570,038
Payable to Affiliate	-	(113,000)

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
McGinn, Smith & Co., Inc.

We have audited the accompanying financial statements of **McGINN, SMITH & CO., INC.** as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated February 17, 2006 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 17, 2006

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

McGINN, SMITH & CO., INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULES 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
AGGREGATE INDEBTEDNESS		
Note Payable	$ 82,225	$ 82,225
Accounts Payable and Accrued Expenses	75,913	136,019
Incentive Savings Plan Liability	58,675	21,678
Commissions Payable to Brokers	133,496	394,029
Dividends Payable	50,302	46,367
Payable to Affiliate	-	113,000
Income Taxes Payable – Current	170,429	41,000
TOTAL AGGREGATE INDEBTEDNESS	$ 571,040	$ 834,318
NET CAPITAL		
Total Stockholders' Equity	$ 2,654,803	$ 2,611,352
Deferred Income Taxes Payable	355,300	345,600
TOTAL CAPITAL	3,010,103	2,956,952
DEDUCTIONS		
Not Readily Marketable Investments	70,057	121,001
Receivables – Other Than Clearing Agent	513,762	525,595
Advances Due From Employees	393,527	240,037
Notes Receivable From Affiliates	493,164	570,038
Property, Equipment, and Software	431,049	502,986
Prepaid Expenses and Deposits	383,808	55,285
Haircut on Securities	9,510	312,517
TOTAL DEDUCTIONS	2,294,877	2,327,459
NET CAPITAL	715,226	629,493
REQUIRED NET CAPITAL	100,000	100,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 615,226	$ 529,493
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.80 to 1	1.33 to 1

See Independent Auditors' Report on Supplemental Information

McGINN, SMITH & CO., INC.

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 420,392	$ 287,320
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Receivables – Clearing Agent	17,416	-
Adjustment of Accounts Payable and Accrued Expenses	(104,977)	(42,132)
Adjustment of Commissions Payable to Brokers	52,126	-
Adjustment to Incentive Savings Plan Liability	(20,000)	-
Adjustment of Corporate Income Taxes Payable	350,269	332,510
Adjustment of Haircut Calculation	-	51,795
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	294,834	342,173
NET CAPITAL AS ADJUSTED	$ 715,226	$ 629,493

See Independent Auditors' Report on Supplemental Information